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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SunLink Health Systems, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
86737U102
(CUSIP Number)
December 20, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Berggruen Holdings North America Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		482,740

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		482,740

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	482,740

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	87637U102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Medici I Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		482,740

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		482,740

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	482,740

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Berggruen Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		482,740

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		482,740

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	482,740

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	8673U102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Tarragona Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		482,740

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		482,740

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	482,740

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Item 1(a).	Name of Issuer:

SunLink Health Systems, Inc., an Ohio corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

900 Circle 75 Parkway, Suite 1120 Atlanta, Georgia 30339

Item 2(a).	Name of Filing Person:

Berggruen Holdings North America Ltd., a British Virgin Islands (“BVI”) international business company (“BHNA”), is a direct, wholly-owned subsidiary of Medici I Investments Corp., a BVI company (“Medici”), which is a direct, wholly-owned subsidiary of Berggruen Holdings Ltd., a BVI international business company (“Berggruen Holdings”). All of the shares of Berggruen Holdings are owned by Tarragona Trust, a BVI trust (“Tarragona”). The trustee of Tarragona is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer. Each of BHNA, Medici, Berggruen Holdings and Tarragona is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Berggruen Holdings North America Ltd. 1114 Avenue of the Americas, 41st Floor New York, New York 10036

Medici I Investments Corp. 1114 Avenue of the Americas, 41st Floor New York, New York 10036

Berggruen Holdings Ltd. 1114 Avenue of the Americas, 41st Floor New York, New York 10036

Tarragona Trust 9 Columbus Centre Pelican Drive Road Town, Tortola British Virgin Islands

Item 2(c).	Citizenship:

Incorporated by reference to Item 4 of each Reporting Person’s respective cover page.

Item 2(d).	Title of Class of Securities:

Common Shares, without par value.

Item 2(e).	CUSIP Number:

86737U102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Incorporated by reference to Items 5-11 of each Reporting Person’s respective cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf on Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Member of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits and Schedules.

Exhibit A Joint Filing Agreement, dated January 2, 2007, by and among the Reporting Persons.

SIGNATURE
     After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2007	Berggruen Holdings North America Ltd.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Medici I Investments Corp.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Berggruen Holdings Ltd.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
Its: Director

Tarragona Trust
	By:	Maitland Trustees Limited, as Trustee

	By:	/s/ R.A. Cannell
		Name:	R.A. Cannell
		Title:	Duly Authorized

SCHEDULE 13G JOINT FILING AGREEMENT
     In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: January 2, 2007	Berggruen Holdings North America Ltd.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Medici I Investments Corp.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Berggruen Holdings Ltd.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
Its: Director

Tarragona Trust
	By:	Maitland Trustees Limited, as Trustee

	By:	/s/ R.A. Cannell
		Name:	R.A. Cannell
		Title:	Duly Authorized